

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05003680

February 4, 2005

Richard G. Dennis
General Attorney
SBC Communications Inc.
175 E. Houston Street
San Antonio, TX 78205

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2/4/2005

Re: SBC Communications Inc.
Incoming letter dated December 17, 2004

Dear Mr. Dennis:

This is in response to your letter dated December 17, 2004 concerning the shareholder proposal submitted to SBC by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel


RECD S.E.C.
FEB - 8 2005
1086

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters
Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

Legal Department

SBC Communications Inc.
175 E. Houston Street
San Antonio, Texas 78205



1934 Act/ Rule 14a-8

December 17, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2005 Annual Meeting
Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received a shareholder proposal (the "Proposal") from the United Brotherhood of Carpenters Pension Fund ("Proponent") for inclusion in SBC's 2005 proxy materials. For the reasons stated below, SBC intends to omit the Proposal from its 2005 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies of each of: this statement, and the Proponent's letter submitting the Proposal. A copy of this letter and related cover letter are being mailed concurrently to the Proponent advising it of SBC's intention to omit the Proposal from its proxy materials for the 2005 Annual Meeting.

The Proposal

On November 10, 2004, SBC received a letter from the Proponent containing the Proposal, which requests that SBC prepare and issue a "Job Loss and Dislocation Impact Statement" concerning elimination of jobs and relocation of jobs to foreign countries. The complete Proposal is set forth as Exhibit 1 hereto.

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the Proposal may be omitted from SBC's proxy statement for the 2005 Annual Meeting for the reasons stated below.

Reason the Proposal May be Omitted from the Proxy Statement

Pursuant to Rule 14a-8(i)(7): The Proposal deals with a matter relating to SBC's ordinary business operations.

Section A below summarizes the relevant principles established by the Commission and the Staff relating to Rule 14a-8(i)(7). Section B discusses the Proposal and the reasons why SBC believes it may be excluded under Rule 14a-8(i)(7). Finally, Section C distinguishes two No-action letters relating to similar proposal topics for which the Staff declined to concur with exclusion.

A. Basis for Exclusion.

Rule 14a-8(i)(7) provides that a proposal may be excluded if it deals with a matter relating to the company's ordinary business operations.

In *Release No. 34-40018* (May 21, 1998), the Commission stated:

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.

The Release then described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's obligation to run a company on a day to day basis" that they could not be subject to direct shareholder oversight. Examples of such tasks cited by the Commission were "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." Proposals relating to these matters could be excluded, however, if they focus on "sufficiently significant social policy issues."

The second central consideration referred to by the Commission relates to the degree to which the proposal attempts to "micro-manage" the corporation by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

1. Rule 14a-8(i)(7) applies to proposals calling for reports.

Proposals calling for a company to prepare a special report relating to the company's ordinary business operations may be excluded under Rule 14a-8(i)(7). The Commission stated in *Release No. 34-20091* (August 16, 1983) that proposals could be excluded under Rule 14a-8(c)(7) (predecessor to Rule 14a-8(i)(7)) if the subject matter of the special report that is requested in the proposal involves a matter of ordinary business. The Staff has previously concurred on numerous occasions in the exclusion of proposals calling for reports. See, e.g., *American International Group, Inc.* (February 11, 2004) (proposal requesting report assessing company strategies relating to impact of climate change); *AT&T Corp.* (February 21, 2001) (proposal requiring report on AT&T's policies for involvement in the pornography industry and an assessment of certain liabilities); *The Mead Corporation* (January 31, 2001) (proposal calling for report on environmental projection methodology and risk assessment); and *Wal-Mart Stores, Inc.* (March 15, 1999) (proposal requesting report relating to labor standards for company suppliers).

2. Rule 14a-8(i)(7) applies to A proposal that relates in part to ordinary business operations even if other parts are outside of the ordinary business.

The Staff has advised in several No-action letters that if even part of a proposal relates to ordinary business matters, the proposal may be excluded in its entirety under Rule 14a-8(i)(7). For example, in *E*Trade Group, Inc.* (October 31, 2001), the proposal sought the formation of a shareholder committee to suggest "mechanisms" for increasing shareholder value. The proposal suggested four such mechanisms: (i) merger or outright sale of the company; (ii) changes in the company's executive compensation plan; (iii) possible reductions in staff; and (iv) dismissal and replacement of executive officers. While acknowledging that the proposal "appears to address matters outside the scope of ordinary business," the Staff concurred in exclusion of the entire proposal because the last two of the mechanisms related to the company's ordinary business operations. An earlier No-action letter suggests that if even one item out of five concerns the ordinary business operations of the company, then the entire proposal may be excluded. In *Wal-Mart Stores, Inc.* (March 15, 1999), the Staff noted in its concurrence with the exclusion of a proposal under Rule 14a-8(i)(7) that "although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report [policies to implement wage adjustments at the suppliers] relates to ordinary business operations."

3. No opportunity for revision of the Proposal is appropriate.

If the Staff concurs with SBC in excluding the Proposal, the Proponent should not be given an opportunity to revise and resubmit the Proposal. This position is consistent with past Staff decisions. In the *Wal-Mart Stores* letter cited above, the Staff also noted that it "has not been the Division's practice to permit revisions under Rule 14a-8(i)(7)." This same language was used by the Staff in the *E*Trade* no-action letter referred to above.

B. The Proposal submitted by Proponent relates to the ordinary business operations of SBC.

The Proposal calls for SBC to prepare and issue a "Jobs Loss and Dislocation Impact Statement" providing information about elimination of company jobs and/or the relocation of jobs by SBC to foreign countries over the past five years, as well as planned job cuts or relocations.

The Proposal goes on to specify five particular items that should be addressed in the report. As described in detail below, four of the five items called for by the Proposal relate to SBC's ordinary business operations. Each of these four will be discussed below in detail. Because four of the items relate to ordinary business operations, the entire Proposal may be excluded by SBC from its proxy materials under Rule 14a-8(i)(7).

1. *Item No. 1: The decision making process for job elimination and job relocation.* The Proposal states that one item of the report should address the "decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee and consultant involvement in the decision-making process." Corporate decision making, however, is the very essence of day to day business operation. The report contemplated by the Proposal on the decision making of SBC management would probe deeply into a complex area (i.e., management of the workforce) in which it would be impracticable for shareholders to decide how to act. Moreover, the proposal seeks to "micro-manage" the process by which SBC directors, management and even employees and consultants make decisions about job elimination and relocation. By its terms, the participation of rank and file employees in the decision making process for any job that is eliminated.

   There is no significant social policy mentioned or even hinted at in this request for information about SBC's decision making. Corporate decision making is strictly a procedural matter that invokes no larger social issues. In fact, the request is not even limited in scope to decisions involving a large number of employees; it would encompass decisions concerning the elimination or relocation of even one job. It would also include management studies and employee focus groups that addressed job elimination or relocation, as well as participants in collective bargaining agreements. This part of the Proposal asks for information about the inner workings of the company. It is difficult to imagine any task more fundamental or more ordinary. Since this part of the Proposal relates to ordinary business operations of SBC, the Proposal may be excluded.

2. <u>*Item No. 2: The number of jobs eliminated or relocated.*</u> A second item that the Proposal wants SBC to address in the requested report is the total number and type of jobs that have been eliminated or relocated in the past five years. Elimination of jobs and relocation of jobs are quintessential examples of "management of the workforce," which the Commission in *Release No. 34-40018* described as one of the tasks fundamental to management's ability to run a company on a day to day basis. Relocation of jobs to another company also involves retention of suppliers, another of those fundamental tasks specifically identified by the Commission as not being appropriate for a shareholder vote. Even prior to the Release, the Staff stated in *Ford Motor Company* (March 5, 1976) that "The formulation of definitive guidelines for the hiring, layoff and retirement of Company employees, in the opinion of this Division, necessarily relates to the company's ordinary business operations."

This request concerns historical data, and, like the request about corporate decision making discussed above, does not involve any significant social policy issues. It requests specific information about actions that were previously taken by SBC management. The fact that the information requested in the Proposal relates tangentially to job elimination and relocation does not raise significant social policy issues.

The Staff has previously concurred in exclusions under Rule 14a-8(i)(7) in cases where the focus of the proposal was on ordinary business operations, even though the proposal related to some social issue. The Staff has recently concurred in the exclusion of a proposal that concerned outsourcing. The proposal in *International Business Machines Corporation* (February 3, 2004) requested the board to establish a policy that IBM employees would not lose their jobs as a result of IBM's transfer of work to lower wage countries. The proponent in that case argued vigorously that the issue of transferring jobs offshore had "generated widespread public debate" and had raised "significant social and corporate policy issues," and therefore should not be excluded under Rule 14a-8(i)(7). The Staff, however, concurred in the exclusion "as relating to the Company's ordinary business operations (i.e., employment decisions and employee relations).

Similarly, in *Capital Cities/ABC, Inc.* (April 4, 1991), the proposal requested information concerning the company's affirmative action program. The Staff initially declined to concur with the exclusion under Rule 14a-8(i)(7), on the grounds that affirmative action raised policy issues beyond the ordinary business operations. Upon review, however, the Commission reversed the Staff position, stating that the proposal dealt with ordinary business operations since it "involves a request for detailed information on the composition of the Company's work force, employment practices and policies, and selection of program content."

This issue was revisited in *The Mead Corporation* (January 31, 2001), where the proposal concerned environmental issues, including liability projection methodology and assessment of environmental risks. The proponent insisted that the proposal raised "not only important issues related to social policy concerns (i.e. environmental matters), but also important issues related to shareholder value." In response to this assertion, the company argued that the connection between the proposal and social policy was at best tangential:

> [T]he Proposal does not request that the Company support principles regarding protection of the environment, nor does it request that the Company take any action that might address environmental degradation. Instead, the Proposal seeks a report merely evaluating the Company's future environmental risks in financial terms.

The company argued that even though environmental issues were involved, the proposal could be excluded under Rule 14a-8(i)(7) because evaluation of financial risks is a fundamental part of its day to day operations, and that choice of methodology and assessment of risk were fundamental decision making for the company. The Staff concurred in the exclusion of this proposal under Rule 14a-8(i)(7).

The Proposal submitted to SBC is similarly not concerned with social policy issues except on a tangential basis. The request for information about the number of jobs eliminated or relocated is similar to the request in the *Capital Cities/ABC* letter cited above for information about the number of employees by sex and race. Like the proposal in *Mead*, the Proposal does not ask SBC to support any principles or act on any social issue. It simply asks for data about specific actions that SBC has taken in the past. The supporting statement for the Proposal states that the purpose of the request is "to learn more about the manner in which our Company allocates both the burden of cost-cutting and the benefits of such decisions." Such an allocation, like the choices and assessments in *Mead*, is fundamental decision making for SBC, and therefore part of its ordinary business operations.

3. *<u>Item 3: The estimated cost savings.</u>*

The third item requested by Proponent for the report concerns cost savings associated with SBC's prior job elimination or relocation. Reducing costs is one of the ordinary business problems for management, involving an enormous amount of minutia that, as a practical and legal matter, is inappropriate for shareholders to consider. This, too, does not involve any significant social policy considerations. The Proposal requests financial information to be used, according to the supporting statement, to evaluate "whether the company is being managed well." No mention is made about any social policies or goals. To the contrary, achieving and monitoring cost savings are fundamental and mundane tasks of management.

The Staff has previously concurred in the exclusion under Rule 14a-8(i)(7) of proposals that focus on the bottom line financial impact of potential risks on particular companies. See *American International Group, Inc.* (February 19, 2004) (proposal requesting report on economic effects of certain pandemics on company, business strategy and initiatives was excluded "as relating to AIG's ordinary business operations (i.e., evaluation of risks and benefits"); *Potlatch Corporation* (February 13, 2001) (proposal calling for report on environmental liability methodology and evaluation of risk); and *CIGNA Corporation* (February 10, 1998) (proposal for report on company's anticipated liabilities due to property loss and health care costs from climate change). In the *CIGNA* letter, the Staff noted that the proposal appeared to focus on the Company's evaluation of risk for the purpose of setting insurance premiums").

The Proposal submitted to SBC, like those in *Ameritech International, Potlatch and CIGNA*, deals with the financial bottom line of ordinary business activities of SBC. Those proposals dealt with risk and benefits to the respective companies; the Proposal sent to SBC asks for information about costs savings from job elimination and relocation. In each of the letters cited, the Staff concurred in the exclusion of the shareholder proposal on the grounds that it related to the day to day activities of the company, despite the fact that such activities were related to some degree to large social issues.

Accordingly, the request for a report on cost savings from job elimination and relocation may be excluded under the ordinary business operations exception.

4. <u>*Item No. 5: The effect on compensation.*</u>

The fifth and final request in the Proposal asks for information about the effects of job elimination and relocation on senior executive and senior management compensation. This request may be excluded under the ordinary business exclusion for three reasons: (i) the request addresses compensation of senior management generally, and is not limited to the compensation of senior executive officers; (ii) it calls for compensation information in excess of that required by the federal securities regulations; and (iii) it seeks to micro-manage the company.

(i) Compensation of senior management. General compensation policy is an area that has long been identified as relating to a company's ordinary business, while compensation of senior executive officers has been treated differently. The term "executive officer" is defined in Rule 3b-7 of the Securities Exchange Act Rules as a registrant's "president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the registrant." In *Battle Mountain Gold Company* (February 13, 1992), the Staff distinguished between salaries and options for executive officers and general compensation, and stated that proposals relating to senior executive compensation would no longer be considered as relating to ordinary business matters. More recently, Staff Legal Bulletin No. 14A (July 12, 2002) drew a distinction between shareholder proposals that focus on equity compensation plans for senior executive officers and directors, which may not be excluded under Rule 14a-8(i)(7), and proposals that focus on plans that include other members of the general workforce, which may, under certain circumstances, be excluded. It follows from these statements of the Commission and Staff, taken together, that compensation that is not limited to executive officers is general compensation, and that a proposal relating to general compensation can be excluded under the ordinary course of business exception.

The Proposal submitted by Proponent should be excluded under Rule 14a-8(i)(7) because it concerns general compensation that is not limited to senior executive officers. The Proposal states that the report should address, among other things, the effect that job elimination and job relocation have had on "senior executive compensation" including the impact on "annual bonuses or long-term equity compensation granted to senior management." SBC has many employees who are considered senior executives or senior management, but who are not "senior executive officers." The Proposal contains no definition of "senior executive" or "senior management" and offers no other guidance to limit its application to senior executive officers. As a result, the Proposal must be understood to call for a report on how job elimination and relocation affects all employees at or above the senior management level. Compensation of this broader class of senior management, however, is a fundamental task that is impracticable to put before shareholders at an annual meeting.

The Staff recently concurred in the exclusion under 14a-8(i)(7) of a proposal involving "executive" compensation. In *Reliant Resources, Inc.* (March 18, 2004) the company argued that a proposal requesting the Board of Directors to adopt a particular "executive compensation policy" could be excluded because it was not limited to matters relating to the compensation of senior executive officers. The company noted that the proposal "fails to adequately specify who is included in the term 'executive,'" which could include individuals who are not senior executive officers. It also pointed out that the company classified many of its employees as executives, but that they were not all considered "senior executive officers." The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7), "as relating to ordinary business operations (i.e., general compensation matters.)"

The Staff also concurred in the exclusion under Rule 14a-8(i)(7) of similar proposals in *FirstEnergy Corp.* (February 6, 2004) (proposal relating to compensation of the president, all levels of vice president, the CEO, CFO and all levels of top management); and *Lucent Technologies* (November 26, 2003) (proposal seeking to limit "management" compensation until retirement benefits and payments are adjusted). In each of these letters, the Staff stated that the proposals could be excluded "as relating to its ordinary business operations (i.e., general compensation matters)."

Like the proposals in *Reliant, FirstEnergy* and *Lucent*, the Proposal is not limited to senior executive officers and does not specify which of SBC's senior managers are within its scope. Because the Proposal relates to general compensation matters and is not restricted to senior executive officers, it may be excluded under Rule 14a-8(i)(7).

(ii) Request exceeds securities regulations. The Proposal requests information about the compensation of SBC management that is far in excess of that required by the federal securities regulations. Item 402 of Regulation S-K sets out detailed disclosure concerning executive compensation that companies like SBC are required to include in their proxy statements or Annual Reports on Form 10-K. Neither Item 402 nor any other provision in the regulations governing proxy statements, annual or quarterly disclosure or the Current Reports on Form 8-K require SBC to disclose the effect of job elimination and relocation decisions on senior executive or senior management compensation. These securities regulations are quite comprehensive. They provide for extensive company disclosure so that shareholders will have the information they need to make informed decisions about the companies in which they hold shares.

The Proposal's request for additional financial disclosure about executive compensation can be excluded under Rule 14a-8(i)(7) because it would require the company to publish additional information about compensation of its officers and directors beyond what is required in those regulations. The decision about whether to make such additional disclosure is a proper subject for the business judgment of the officers and directors of the company, rather than the shareholders. Because the officers and directors make decisions about the content of required reports under the securities laws in the course of their ordinary business operations, this proposal may be excluded under Rule 14a-8(i)(7).

The Staff has consistently allowed exclusion under Rule 14a-8(i)(7) of proposals seeking financial disclosures beyond those that the registrant is required to make. *See, e.g., Newmont Mining Corporation* (February 4, 2004) (proposal requesting comprehensive report on risk to company's operations, profitability and reputation form its social and environmental liabilities); *WPS Resources Corp.* (January 23, 1997) (proposal requesting the company summarize total costs spent on defining the corporation's vision and include this expense in company's financial statement); *American Telephone and Telegraph Company* (January 29, 1993) (proposal requesting publication of a separate income statement for the company's wholly owned subsidiary); *American Stores Company* (April 7, 1992) (proposal requesting report earnings, profits and losses for each of the company's subsidiaries and each of its major retail operations). Moreover, the Staff has not objected to omission of such proposals even though they did not specifically request that the financial information be included in a periodic report but rather sought disclosure of the information to shareholders in some other manner. See *Mead Corporation* (January 31, 2001); *American Telephone and Telegraph Company* (January 29, 1993).

(iii) Micro-manage the Company. By focusing on one factor that may or may not relate to senior management compensation, the Proposal seeks to micro-manage SBC's operations. As discussed above, the Commission stated in Rule No. 34-40018 that one of the central considerations underlying the ordinary business exclusion is the degree to which a proposal "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Compensation decisions for members of senior management are complex issues that involve the consideration of numerous factors and a variety of calculations and comparisons. The Proposal would highlight job elimination and relocation, and require substantially more disclosure about how those factors influence compensation than SBC is required or in some cases even permitted to disclose. For example, the shareholders would not have an equivalent amount of data concerning the compensation of similar levels of managers at comparable companies. Company officers and directors, however, will have the benefit of information obtained from consultants that SBC is not free to distribute publicly. Since the shareholders would have incomplete information about the elements used in making complex compensation decisions, they would not be in a position to make an informed judgment on these matters. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7).

Since four of the five issues to be covered by the report contemplated by the Proposal relate to SBC's ordinary business operations, the entire Proposal may be excluded under Rule 14a-8(i)(7).

C. No-action letters relating to plant closings and relocations.

The Staff has on occasion devoted special attention to proposals involving plant closings and relocations. The Staff has previously taken a position with respect to plant closings and relocations that recognized "substantial corporate policy considerations." While that position recognized the existence of substantial policy considerations in certain types of proposals dealing with plant closings and relocations, it disclaimed application of that position to proposals like the one submitted to SBC that relate to particular facilities. The Proposal sent to SBC concerns specific decisions about jobs that were eliminated or relocated over the past five years, rather than plant closings or relocations generally.

This Staff position referred to in the preceding paragraph was set out in *Pacific Telesis Group* (February 2, 1989). The proposal in that case requested a study of the impact on communities of the closing or consolidation of company facilities. The Staff declined to concur in the exclusion of this proposal, stating:

> In light of recent developments, including heightened state and federal interest in the social and economic implications of plant closing and relocation decisions, the staff has reconsidered its position with respect to the applicability of Rule 14a-8(c)(7) to proposals dealing generally with the broad social and economic impact of plant closings or relocations. It is the Division's view that such proposals ... involve substantial corporate policy considerations that go beyond the conduct of the Company's ordinary business operations. ...

> The Staff's position, however, would not apply to proposals concerning specific decisions regarding the closing or relocation of particular plant facilities. Our position with respect to those proposals remains unchanged and such proposals would continue to be excludable pursuant to Rule 14a-8(c)(7). In addition, it is the staff's view that Rule 14a-8(c)(7) also would be available to exclude a proposal that refers to the closing or relocation of a particular facility; even if such proposal deals generally with the broad social and economic of plant closings and relocations. [emphasis added]

Pacific Telesis is easily distinguishable from the Proposal submitted to SBC, notwithstanding the fact that one of the five items in the Proposal requests information on the impact on workers, communities, suppliers and customers. The items requested by the Proponent concern specific decisions about acts that have been taken over the past five years. At least four of the five items to be included in the requested report concern specific decisions about jobs that were eliminated or relocated, rather than plant closings or relocations generally. The Proposal asks for information about the decision making process that was used, the jobs that were eliminated or relocated, the cost savings from those particular acts, and the compensation decisions that were made during that time. None of this involves a general treatment of "broad social and economic impact of closings or relocations." While one item concerns the impact on various groups, as discussed above, the proposal may be excluded under Rule 14a-8(i)(7) even if some parts thereof are outside of the ordinary business operations of the company. Therefore, consistent with the Staff position quoted above, this Proposal is excludable under Rule 14a-8(i)(7). See *International Business Machines Corporation* (March 18, 2004) (denying reconsideration of concurrence with exclusion of proposal requesting policy that IBM employees would not lose their jobs due to transfer of work to lower wage countries, notwithstanding the proponent's citing of the *Pacific Telesis* letter.

A more recent letter involving relocation of jobs also declined to exclude the proposal under Rule 14a-8(i)(7), but the Staff's position in that letter is also easily distinguished. In *General Electric Company* (February 3, 2004), the proposal required a report evaluating the risk of damage to GE's brand name and reputation as a result of outsourcing and "offshoring" of work to other countries. The Staff was unable to concur with the exclusion of this proposal under Rule 14a-8(i)(7). This proposal, however, is much different from the one submitted to SBC. The proposal in the *General Electric* letter was concerned with the damage to GE's brand name and reputation. The supporting statement raised issues concerning "significant long term consequences" of outsourcing and offshoring, possible consumer backlash against GE for these actions, loss of employee morale, and damage to GE's brand name, which the proponent identified as possibly the company's most important asset.

In contrast, the Proposal submitted to SBC does not raise any strategic considerations relating to job elimination or relocation. The stated purpose of the Proposal, as set forth in the supporting statement, is not damage to SBC's most important asset, as in GE, or to any long term consequences or backlash, but rather "to learn more about the manner in which our Company allocates both the burden of cost-cutting and the benefits of such decisions." Unlike *General Electric*, there are no significant social policy issues raised in the Proposal submitted to SBC.

Because the Proposal relates to the ordinary business operations of SBC and does not deal generally with broad social and economic impact of job elimination or relocation, it may be excluded under Rule 14a-8(i)(7).

* * *

For the reasons set forth above, in my opinion, SBC may omit the Proposal from its proxy materials for its 2005 Annual Meeting under Rule 14a-8. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,



Richard G. Dennis
General Attorney

Enclosures

cc: United Brotherhood of Carpenters Pension Fund

EXHIBIT 1

SBC COMMUNICATIONS IN
LEGAL DEPARTMENT
RECEIVED
NOV 10 2004


UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin

Telephone: 202-546-6206 EXT 221

Fax: 202-543-4871

■DATE
Wednesday, November 10, 2004

■TO
Ms. Joy Rick
Vice President and Corporate Secretary
SBC Communications, Inc.

■SUBJECT
Shareholder Proposal

■FAX NUMBER
210-351-3521

■FROM
Ed Durkin

■NUMBER OF PAGES (INCLUDING THIS COVER SHEET)
4

FAX TRANSMISSION ■



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 210-351-3521]

Ms. Joy Rick
Vice President and Corporate Secretary
SBC Communications, Inc.
175 E. Houston
Room 9-Q-04
San Antonio, TX 78205

November 10, 2004

Dear Ms. Rick:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the SBC Communications, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of job loss. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 53,900 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Job Loss and Dislocation Impact Statement Proposal

Resolved: That the shareholders of SBC Communications, Inc. ("Company") hereby request that the Company prepare and issue a Job Loss and Dislocation Impact Statement ("Impact Statement") that provides information relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions. Specifically, the Impact Statement should include information on the following:

1. The decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;

2. The total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, including a description of alternative courses of action to job relocation that were considered;

3. The estimated or anticipated cost savings associated with the job elimination or relocation actions taken by the company over the past five years;

4. The impact on important corporate constituents including workers, communities, suppliers and customers; and

5. The effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management.

Supporting Statement: We believe that in order to achieve long-term corporate success a company must address the interests of constituencies that contribute to the creation of long-term corporate value. These include shareowners, customers, senior management, employees, communities, and suppliers.

The Institute for Policy Studies/United for a Fair Economy recently issued a report "Executive Excess 2004: Campaign Contributions, Outsourcing, Unexpensed Stock Options and Rising CEO Pay," August 31, 2004. This report noted:

> Top executives at the 50 largest outsourcers of service jobs made an average of $10.4 million in 2003, 46 percent more than they as a group received the previous year and 28 percent more than the

average large-company CEO. These 50 CEOs seem to be personally benefiting from a trend that has already cost hundreds of thousands of U.S. jobs and is projected to cost millions more over the next decade.

The Impact Statement seeks to elicit information about the process by which our Company has determined to either reduce or relocate jobs to foreign countries over the past five years. We seek to learn more about the manner in which our Company allocates both the burdens of cost-cutting and the benefits of such decisions.

We believe shareowners would benefit by having information about how much a company hoped to save by reducing jobs, how much it actually saved, and how much senior management was rewarded for such savings. In this way shareowners could begin to judge for themselves whether the company is being managed well for the long term or seeking short-term gains. Shareowners could also judge whether directors are providing appropriate incentives to senior management.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SBC Communications Inc.
Incoming letter dated December 17, 2004

The proposal requests that SBC issue a statement that provides information relating to the elimination of jobs within SBC and/or the relocation of U.S.-based jobs by SBC to foreign countries, as well as any planned job cuts or offshore relocation activities.

There appears to be some basis for your view that SBC may exclude the proposal under rule 14a-8(i)(7), as relating to SBC's ordinary business operations (i.e., management of the workforce). Accordingly, we will not recommend enforcement action to the Commission if SBC omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Rebekah J. Toton
Attorney-Advisor